Filed by Andeavor
(Commission File No. 001-03473)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Andeavor
(Commission File No. 001-03473)

The following email was distributed to employees of Andeavor with long-term incentive awards on May 22, 2018 at 6:08 p.m. CT.

Andeavor Long-Term Incentive Programs

You are receiving this email because you participate in Andeavor’s Long-Term Incentive (LTI) Programs. We wanted to share with you how your various LTI awards will be treated in connection with the Marathon transaction.
General
All of your LTI Awards will be treated as provided in the applicable plan or agreement.  We have summarized some of the key aspects below.

Performance Share Awards (PS)
All awarded but unvested Performance Share awards will:

•	Convert to a time-based restricted stock unit award, determined by using the greater of target or actual performance, with performance measured at closing

•	Convert from an award denominated in ANDV shares to MPC shares at a ratio of 1.87 MPC shares for every ANDV share (there is no cash election permitted)

•	Vest on-cycle, or earlier if terminated without Cause or for Good Reason

Market Stock Unit Awards (MSU)
All awarded but unvested Market Stock Unit awards will:

•	Convert to a time-based restricted stock unit award, determined by using the greater of target or actual performance, with performance measured at closing

•	Convert from an award denominated in ANDV shares to MPC shares at a ratio of 1.87 MPC shares for every ANDV share (there is no cash election permitted)

•	Vest on-cycle, or earlier if terminated without Cause or for Good Reason

Restricted Stock Unit Awards (RSU)
All awarded but unvested Restricted Stock Unit awards will:

•	Convert from an award denominated in ANDV shares to MPC shares at a ratio of 1.87 MPC shares for every ANDV share (there is no cash election permitted)

•	Vest on-cycle, or earlier if terminated without Cause or for Good Reason

Restricted Stock Awards (RSA)
All awarded but unvested Restricted Stock Awards will:

•	Convert from an award denominated in ANDV shares to MPC shares at a ratio of 1.87 MPC shares for every ANDV share (there is no cash election permitted)

•	Vest as applicable per the terms of the award agreement

Stock Options
All vested, unexercised Stock Option awards will:

•	Convert from an award denominated in ANDV shares to MPC shares at a ratio of 1.87 MPC shares for every ANDV share (there is no cash election permitted)

Phantom Stock
All awarded but unvested Phantom Stock awards will:

•	Convert from an award denominated in ANDV shares to MPC shares at a ratio of 1.87 MPC shares for every ANDV share (there is no cash election permitted)

•	Be subject to a new change-in-control period in connection with the Marathon transaction

•	Vest on-cycle, or earlier if terminated without Cause or for Good Reason

Andeavor Stock and 401(k) Plan
If you hold Andeavor stock (e.g., as a result of prior LTIP awards that have already vested), your ANDV shares will convert to MPC shares at a ratio of 1.87 MPC shares for every ANDV share. With regard to shares you hold in the Andeavor 401(k) plan, you will receive further information directly from the company or from the broker that holds your ANDV shares (e.g., Fidelity) at a later date.

Treatment for all equity awards listed above.
Current terms and conditions will continue to apply to the converted Marathon awards noted above. In the event this summary conflicts with the individual award agreements or the merger agreement, those agreements will prevail in all cases. We encourage you to review the applicable award agreements.

Forward Looking Statements
This communication contains forward-looking statements within the meaning of federal securities laws regarding Andeavor (“ANDV”). These forward-looking statements relate to, among other things, the proposed transaction between ANDV and Marathon Petroleum Corporation (“MPC”) and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of ANDV and Andeavor Logistics (“ANDX”). In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may”, “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause ANDV’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between ANDV and MPC and on anticipated terms and timetable; the ability to obtain approval by the stockholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC’s share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX LP and ANDX; and the factors set forth under the heading “Risk Factors” in ANDV’s Annual Report on Form 10-K for the year ended Dec. 31, 2017, filed with Securities and Exchange Commission (SEC). We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

No Offer or Solicitation
This communication relates to a proposed business combination between MPC and ANDV. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of ANDV. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from ANDV at its website, www.andeavor.com, or by contacting ANDV’s Investor Relations at 210-626-4757.

Participants in the Solicitation Relating to the Merger
MPC and ANDV and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning ANDV’s participants is set forth in the proxy statement, filed March 15, 2018, for ANDV’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.